June 11, 2019

Kathy Willard
Chief Financial Officer
Live Nation Entertainment, Inc.
9348 Civic Center Drive
Beverly Hills, California 90210

       Re: Live Nation Entertainment, Inc.
           Form 10-K for the Fiscal Year Ended December 31 2018
           Filed February 28, 2019
           Form 10-Q for the Quarterly Period Ended March 31, 2019 Filed May 2, 2019
           File No. 001-32601

Dear Ms. Willard:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended March 31, 2019

Notes to the Financial Statements
Note 3. Leases, page 11

1. We note that in your disclosure of the significant components of operating lease expense on page 12, you disclose a combined amount for variable and short-term lease costs.
      Please provide us with your basis for this presentation and tell us the consideration your gave to ASC 842-20-50-4.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Kathy Willard
Live Nation Entertainment, Inc.
June 11, 2019
Page 2

      You may contact Beverly Singleton at (202) 551-3328 or Claire Erlanger at
(202) 551-
3301 with any questions.



FirstName LastNameKathy Willard                          Sincerely,
Comapany NameLive Nation Entertainment, Inc.
                                                         Division of
Corporation Finance
June 11, 2019 Page 2                                     Office of
Transportation and Leisure
FirstName LastName